UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LAKES ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51206P109

(CUSIP Number)

Ali Carim

Phileo Emerald Fund, L.P.

1601 Museum Road

Wyomissing, PA 19610

(610) 413-6719

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51206P109
1. Names of Reporting Person. Phileo Emerald Fund, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization State of Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power – 0 shares of Common Stock
8. Shared Voting Power – N/A
9. Sole Dispositive Power – 0 shares of Common Stock
10. Shared Dispositive Power – N/A
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) IV, PN

ITEM 1. SECURITY AND ISSUER

The Issuer is Lakes Entertainment, Inc. (the “Issuer”). Its principal executive offices are located at 130 Cheshire Lane, Suite 101, Minnetonka, Minnesota 55305. The class of equity securities to which this statement relates is the Issuer’s common stock.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: Phileo Emerald Fund, L.P. (the “Reporting Person”)

(b)	State of organization: Delaware.

(c)	Address of its principal office: 1601 Museum Road, Wyomissing, PA 19610.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person is an investment fund, and funds used to purchase were obtained from investors (as indicated in the Reporting Persons original 13D filing).

On March 23, 2012 the Reporting Person sold 41,000 shares for the amount of 2.02 per share on the NASDAQ Exchange. This transaction materially lowered, defined as a change in one's holdings equal to or greater than 1% of shares outstanding, its holdings in the Issuer from the level stated in its original 13D filing.

Following a series of sales (see Item 5(c)), on March 31, 2012 the Reporting Person made an in-kind distribution at 1.80 per share, consisting of all of its remaining stock in the Issuer, to its partners’ capital accounts to completely divest itself of its interest in the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person’s purpose for the transaction was to completely divest itself of any interest in the Issuer.

The Reporting Person has no current plans to reacquire any interest in the issuer.

The Reporting Person reserves the right to change its intentions with respect to any of the foregoing at any time without notice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 0; 0%

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or direct the disposition: 0

Shared power to dispose or direct the disposition: 0

(1)	Based on 26,405,679 shares of Common Stock outstanding on January 1, 2012.

(c)	Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

Date	Transaction	Quantity	Cost Per Share
2/15/2012	Sale	31000	2.0100
2/16/2012	Sale	80000	2.0100
2/17/2012	Sale	50000	2.0200
2/17/2012	Sale	500	2.0500
2/17/2012	Sale	500	2.0400
2/17/2012	Sale	50	2.0400
2/22/2012	Sale	100	2.0200
2/23/2012	Sale	40000	2.0200
2/23/2012	Sale	1000	2.0200
2/24/2012	Sale	500	2.0100
2/24/2012	Sale	500	2.0100
2/27/2012	Sale	20000	2.0100
2/27/2012	Sale	500	2.0200
2/27/2012	Sale	500	2.0200
2/27/2012	Sale	300	2.0300
2/28/2012	Sale	200	2.0300
2/28/2012	Sale	2000	2.0200
2/28/2012	Sale	241	2.0200
3/01/2012	Sale	500	2.0300
3/23/2012	Sale	12500	1.9219
3/28/2012	Sale	45000	1.8022
3/28/2012	Sale	5000	1.8100
3/31/2012	Transfer	365678	1.8000

(d)	Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities: Ali Carim and Vijay Rao are co-managing partners of Phileo Securities, LLC, the general partner of the Reporting Person.

(e)	N/A. The Reporting Person never became the beneficial owner of more than a 5% interest in the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2012

Date

Phileo Emerald Fund, LP

By Phileo Securities, LLC, its General Partner

/s/ Ali Carim

Signature

Ali Carim, Managing Partner

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.